UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 1)

NovoCure Limited

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

G6674U 108

(CUSIP Number)

Andrew Abramowitz

Andrew Abramowitz, PLLC

565 Fifth Avenue, 9th Floor

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Gert L. Perlhagen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,829,200 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,829,200 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,829,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of 4,829,200 ordinary shares, no par value (the “Ordinary Shares”) of NovoCure Limited, a Jersey (Channel Islands) corporation (the “Issuer”), including 327,500 Ordinary Shares underlying the call options that are exercisable within 60 days, as described in Item 6 below.

(2)

Based on 101,797,241 Ordinary Shares outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020.

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed by the Reporting Person, with the United States Securities and Exchange Commission on March 9, 2017 (the “Statement”), relating to the ordinary shares, no par value per share, of NovoCure Limited, a Jersey (Channel Islands) corporation (the “Issuer”). This Amendment No. 1 is being filed to report that the Reporting Person is no longer the beneficial owner of more than five percent of the ordinary shares of the Issuer and, therefore, has no further reporting obligation with respect to the ordinary shares. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 1. Security of the Issuer.

Item 1. of the Statement is hereby amended and restated as follows:

This statement relates to the Ordinary Shares of the Issuer, with its principal executive offices at No. 4 The Forum

Grenville Street, St. Helier Y9 JE2 4UF.

Item 2. Identity and Background.

Paragraph (b) of Item 2. of the Statement is hereby amended and restated as follows:

(b) The principal business address of the Reporting Person is 39 Thurloe Square, London X0 SW7 2SR.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3. of the Statement is amended and restated as follows:

On March 7, 2017, Volati Limited, a company organized under the laws of Jersey (Channel Islands) (“Volati”), and beneficially owned by Oden Trust of which the Reporting Person is a settlor and a beneficiary, distributed 6,000,000 Ordinary Shares to the Reporting Person.

Personal funds of the Reporting Person were used to purchase the call options described in Item 6.

Item 4. Purpose of Transaction.

Item 4. of the Statement is amended and restated as follows:

(a)

Volati distributed 6,000,000 Ordinary Shares of the Issuer to the Reporting Person as set forth in Item 3 above. The Reporting Person possesses no voting power or investment power over the shares still owned by Volati. The Reporting Person purchased the call options and sold the put options described in Item 6 in the open market.

The Reporting Person does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (b) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5. of the Statement is amended and restated as follows:

(a)

As of December 16, 2020, the Reporting Person beneficially owns 4,829,200 Ordinary Shares of the Issuer, including 327,500 Ordinary Shares underlying the call options described in Item 6 below, representing 4.74% of the total amount of outstanding shares of the Issuer based on 101,797,241 Ordinary Shares outstanding as of October 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020.

(b)	The Reporting Person has sole voting power and sole dispositive power over the Ordinary Shares, and does not have shared voting power or shared dispositive power over any of the Ordinary Shares.

(c)	The transactions in the Ordinary Shares by the Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	Not applicable.

(e)	On December 2, 2020, the Reporting Person ceased to be the beneficial owners of more than five percent of the Ordinary Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person holds call options purchased on the open market referencing an aggregate of 250,000 Ordinary Shares, which are exercisable within 60 days and have an exercise price of $75.325 per Ordinary Share and expire on May 18, 2021.

The Reporting Person holds call options purchased on the open market referencing an aggregate of 77,500 Ordinary Shares, which are exercisable within 60 days and have an exercise price of $145.28 per Ordinary Share and expire on February 22, 2021.

The Reporting Person holds put options purchased on the open market referencing an aggregate of 77,500 Ordinary Shares, which are exercisable within 60 days and have an exercise price of $64.71 per Ordinary Share and expire on February 22, 2021.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2020

By:	/s/ Gert Lennart Perlhagen
Name: Gert Lennart Perlhagen

Schedule A

Transactions Effected by the Reporting Person During the Past Sixty Days

Nature of Transaction	Number of Ordinary Shares	Price per Ordinary Share	Date of Transaction
Disposition – Gift of Ordinary Shares	100,000	N/A	December 2, 2020
Disposition – Gift of Ordinary Shares	100,000	N/A	December 2, 2020
Disposition—Sale of Ordinary Shares – Open Market	50,000	$140.56	December 4, 2020
Disposition—Sale of Ordinary Shares – Open Market	50,000	$145.18	December 4, 2020
Disposition—Sale of Ordinary Shares – Open Market	50,000	$161.67	December 9, 2020